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                              February 6, 2024

       Eric Alexander
       Chief Financial Officer
       U.S. Gold Corp.
       1910 East Idaho Street
       Suite 102-Box 604
       Elko, NV 89801

                                                        Re: U.S. Gold Corp.
                                                            Form 10-K for the
Fiscal Year ended April 30, 2023
                                                            Filed July 31, 2023
                                                            File No. 001-08266

       Dear Eric Alexander:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year ended April 30, 2023

       Mineral Reserves and Mineral Resource, page 9

   1. Please expand your resource and reserve disclosures to include the metallurgical recovery, along with the point of
reference, to comply with Item 1304(d)(1) of Regulation S-K.
       Financial Statements
       Note 9 - Warrant Liability, page F-18

   2. We understand from your disclosures in the last paragraph on page F-9 and the second paragraph on page F-10
that you have classified warrants issued on March 18, 2022 and
                                                        April 10, 2023 as
liabilities because the warrant agreement provisions may either require net-cash
settlement if an event occurs that is not within your control, or provide the counterparty with
an option to choose net-cash settlement.

                                                        We see that you have
among the inputs to your valuation model listed in the tabulations on pages F-18 and F-19
the probability of a "fundamental transaction," along with the
 Eric Alexander
FirstName LastNameEric Alexander
U.S. Gold Corp.
Comapany6,NameU.S.
February   2024    Gold Corp.
February
Page 2 6, 2024 Page 2
FirstName LastName
         number of years during the exercise period when such an event may occur, and the share price volatility that is assumed to follow. However, this term is not referenced or defined within the Securities Purchase Agreements at Exhibits 10.14 and 10.17, which otherwise appear to be associated with the financing transactions.

         Please expand your disclosures to describe the particular warrant provisions that have resulted in your liability classification; and to clarify how a "fundamental transaction" is defined and relevant to the classification and valuation of your warrants.

         You may refer to FASB ASC 505-10-50-3 if you require further guidance on the associated disclosure requirements.

         Tell us the specific language within the exhibits referenced above that correlates with your assessments, or if there are incremental contractual arrangements that govern the manner of settlement provide those documents for our review.

         Please submit the analysis that you performed of the contractual provisions and specific accounting guidance in formulating your view on the classification.
Exhibit 96.1 Technical Report Summary, page E-1

3. The remaining comments are concerned with various disclosure requirements applicable to the technical report summary. Please discuss these matters with the qualified persons involved in preparing the report and arrange to obtain and file a revised technical report summary that includes all of the required information.
Section 6 - Geological Setting, Mineralization and Deposit
Property Geology, page E-15

4. At least one stratigraphic column and one cross-section of the local geology is required by
         Item 601(b)(96)(iii)(B)(6)(iii) of Regulation S-K.
Section 10 - Mineral Processing and Metallurgical Testing
Conclusions and Recommendations, page E-55

5. The opinion of the qualified person on the adequacy of the metallurgical data for the purposes used is required by Item 601(b)(96)(iii)(B)(10)(v) of Regulation S-K.
Section 11.13 - Reasonable Prospects of Eventual Economic Extraction, page E-79

6. The qualified person may elect to report resource estimates inclusive of reserves, though in these instances the technical report summary must also include resource estimates exclusive of reserves to comply with Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.
7. The operating costs used for the resource cutoff grade calculation should be included with the cutoff grade disclosures; and footnotes to the various resource and reserve tabulations should clarify and distinguish between breakeven and internal or marginal cutoff grades to
 Eric Alexander
U.S. Gold Corp.
February 6, 2024
Page 3
         comply with Item 601(b)(96)(iii)(B)(11)(i) and (iii) of Regulation
S-K.
Section 12 - Mineral Reserve Estimates
Relevant Factors, page E-83

8. The opinion of the qualified person on how the mineral reserve estimates could be materially affected by risk factors associated with changes to any aspect of the modifying factors is required by Item 601(b)(96)(iii)(B)(12)(vi) of Regulation
S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Coleman, Mining Engineer at (202) 551-3610 if you have questions regarding comments on your mineral property information. Please contact Jenifer Gallagher,
Staff Accountant at 202-551-3706 or Karl Hiller, Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameEric Alexander                              Sincerely,
Comapany NameU.S. Gold Corp.
                                                              Division of
Corporation Finance
February 6, 2024 Page 3                                       Office of Energy
& Transportation
FirstName LastName